SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-9853

EMC Corporation 401(k) Savings Plan

(Full title of the Plan)

EMC Corporation

(Name of issuer of the securities held pursuant to the Plan)

176 South Street, Hopkinton, Massachusetts 01748

(Address of principal executive office)

EMC Corporation 401(k) Savings Plan

Financial Statements and Supplemental Schedules

December 31, 2009 and 2008

EMC Corporation 401(k) Savings Plan

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because such schedules are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

EMC Corporation 401(k) Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the EMC Corporation 401(k) Savings Plan (the “Plan”) at December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) and Schedule of Delinquent Participant Contributions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts

June 23, 2010

EMC Corporation 401(k) Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

	2009		2008
Assets
Investments at fair value:
Common collective trust (Note 2):
Fidelity Managed Income Portfolio Fund	$104,874,535	*	$103,901,314	*

Mutual funds:
Pimco Total Return Fund	129,890,425	*	96,610,069	*
Fidelity Retirement Money Market Fund	123,505,528	*	127,974,387	*
Fidelity Magellan Fund	131,932,092	*	92,966,236	*
American Funds EuroPacific Growth Fund	153,948,987	*	103,586,118	*
Other mutual funds	1,194,034,268		816,722,272

Total mutual funds	1,733,311,300		1,237,859,082

EMC Corporation Stock Fund:
EMC Corporation common stock	68,000,805		40,259,223
Cash	827,158		342,019

Total EMC Corporation Stock Fund	68,827,963		40,601,242

Loans to participants	32,182,195		30,114,554

Total Investments	1,939,195,993		1,412,476,192

Receivables:
Employer contributions	—		3,010,243
Participant contributions	2,697,981		5,596,340
Investment income receivable	—		733

Total receivables	2,697,981		8,607,316

Net assets available for benefits, fair value	1,941,893,974		1,421,083,508
Adjustment from fair value to contract value for interest in the common collective trust relating to fully benefit-responsive investment contracts	2,070,868		5,708,338

Net assets available for benefits	$1,943,964,842		$1,426,791,846

*	Represents 5% or more of net assets available for benefits.

The accompanying notes are an integral part of these financial statements.

EMC Corporation 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2009

2009
Additions:
Net appreciation of investments:
Mutual Funds	$369,706,878
EMC Corporation Stock Fund	27,521,681

Total net appreciation of investments	397,228,559

Dividends and interest	36,306,630
Contributions:
Employer contributions	20,686,732
Participant contributions	166,421,661
Participant rollovers from other qualified plans	11,139,924

Total contributions	198,248,317

Total additions	631,783,506

Deductions:
Benefits paid to participants	114,634,116
Administrative fees	74,140

Total deductions	114,708,256

Increase in net assets available for benefits prior to net transfer	517,075,250
Net transfers into the Plan	97,746

Net increase	517,172,996

Net assets available for benefits:
Beginning of year	1,426,791,846

End of year	$1,943,964,842

The accompanying notes are an integral part of these financial statements.

EMC Corporation 401(k) Savings Plan

Notes to Financial Statements

1.	Description of the Plan

The following description of the EMC Corporation 401(k) Savings Plan, as amended (the “Plan”), provides only general information. Participants should refer to the Plan and the summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a contributory defined contribution plan established January 1, 1983 for the purpose of providing an opportunity for retirement income and increased savings to the employees of EMC Corporation (the “Company”). Plan assets acquired under this Plan as a result of contributions, investment income, and other additions to the Plan are administered for the exclusive benefit of the participants and their beneficiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The 401(k) Oversight and Pension Committee serves as the “plan administrator” and “named fiduciary” under the Plan. Fidelity Management Trust Company serves as the trustee for the Plan (the “Trustee”).

Eligibility

All U.S. employees of the Company are, in general, eligible to participate in the Plan, and may begin participation on the first payroll date after enrollment.

Contributions

During 2009 and 2008, participants could elect to contribute an amount not to exceed, in the aggregate, between 1% and 50% of their eligible compensation on a pre-tax basis while participating in the Plan. Participants may also contribute amounts representing distributions from other qualified plans.

The Company matches participants’ pre-tax employee contributions up to 6% of eligible compensation, not to exceed $750 per quarter. The employer match is paid each bi-weekly pay period. Starting July 1, 2009 through June 30, 2010, the Company suspended the employer match of pre-tax contributions.

In addition, discretionary Company profit sharing contributions may be made as determined by the Company’s Board of Directors. To be eligible for an allocation of discretionary Company profit sharing contributions, a participant must have completed at least 1,000 hours of service during the Plan year and be employed by the Company on the last day of the Plan year. During 2009, the Company did not make any discretionary profit sharing contribution.

Participants age 50 or over or who attained age 50 by the end of the plan year, are eligible to contribute to the Plan, in addition to the Internal Revenue Service (“IRS”) maximum contribution, an additional 50% of eligible compensation up to $5,000 in 2009 and 2008, respectively.

Contributions are subject to certain limitations under the Internal Revenue Code of 1986, as amended (the “Code”).

EMC Corporation 401(k) Savings Plan

Notes to Financial Statements

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and an allocation of the profit sharing contributions and Plan earnings and debited with applicable expenses. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. All participant accounts are invested in the various investment options made available from time to time under the Plan for such purpose. On a daily basis, participants have the opportunity to give instructions to the Plan’s Trustee as to the investment of contributions among the available investment options, subject to allocation rules, which may be prescribed by the Company. No more than 30% of pre-tax employee contributions and no more than 30% of matching contributions may be invested in the EMC Stock Fund as determined at the time of allocation. Participants may direct that amounts held in the participant’s account be reallocated at any time provided that such reallocation would not result in more than 30% of the participant’s account being invested in the EMC Stock Fund as determined at the time of allocation.

Vesting and Forfeiture

Participants are immediately vested 100% in their voluntary contributions, rollover contributions, Company matching contributions plus the investment earnings arising from these contributions; provided, however, that effective January 1, 2009 new participants vest in Company matching contributions based on the number of years of continuous service as follows:

Years of Service	Vested Percentage
Less than 1 year	0%
1 year but less than 2	33 1/3%
2 years but less than 3	66 2/3%
3 years or more	100%

Company discretionary profit sharing contributions are subject to a vesting schedule based on the number of years of continuous service as follows:

Years of Service	Vested Percentage
Less than 1 year	0%
1 year but less than 2	25%
2 years but less than 3	50%
3 years but less than 4	75%
4 years or more	100%

Participants’ interest in their accounts shall become 100% vested and nonforfeitable without regard to their credited years of service if they are employed by the Company on or after age 65, incur a permanent and total disability or die while employed by the Company.

If a participant who is not fully vested terminates employment with the Company, the participant shall be entitled to the vested portion of his or her account. If at any time prior to incurring a five-year period of severance the participant is reemployed by the Company, amounts previously forfeited shall be recredited to the participant’s accounts. Participants who forfeit a portion of his or her account but are reemployed after the expiration of the five-year period of severance are not entitled to restoration of forfeited amounts. Upon termination, non vested portions of a participant’s accounts are forfeited and applied first to the recredit of accounts of participants reemployed within five years, the payment of Plan expenses and then towards matching contributions. As of December 31, 2009 and 2008, the unallocated participant forfeiture balance was $315,727 and $1,224,642, respectively. During the Plan year, $981,227 of forfeitures were applied to the Company contributions and $72,312 were recredited to participant accounts.

EMC Corporation 401(k) Savings Plan

Notes to Financial Statements

Payment of Benefits

Benefits are payable at age 59 1/2, death, separation from service, or proven hardship in a lump-sum distribution. In any event, payment of benefits must commence not later than the April 1 following the calendar year during which the participant’s employment terminates or the participant reaches age 70 1/2, whichever is later. However, a 5% owner of the Company will be required to begin receiving minimum distributions from his or her account by the April 1 following attainment of age 70 1/2 regardless of whether he or she has terminated employment at that time.

Loans to Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or one-half of the participant’s vested account balance. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Interest rates ranged from 3.25%-10.50% at December 31, 2009 and 2008. Principal and interest are paid ratably through payroll deductions while employed and by check after termination of employment.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

New Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (“FASB”) issued the FASB Accounting Standards Codification (“Codification”). The Codification is the single source for all authoritative GAAP recognized by the FASB to be applied for financial statements issued for periods ending after September 15, 2009. The Codification does not change GAAP and did not have an effect on the Plans’ Net Assets Available for Benefits or Change in Net Assets Available for Benefits.

The Plan adopted amendments to authoritative guidance on disclosures about derivative instruments and hedging activities which require that the Plan disclose (a) how and why the Plan uses derivative instruments, (b) how derivative instruments and hedging activities are accounted for, and (c) how derivative instruments and related hedging activities affect the Net Assets Available for Benefits and Change in Net Assets Available for Benefits. The Plan has not entered into any derivative or hedging activities during the period.

For the year ending December 31, 2009, the Plan adopted the FASB’s update to general standards on accounting for disclosures of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. The adoption of this guidance did not materiality impact the Plan’s financial statements. See Note 7, Subsequent Events, for further discussion of subsequent events.

EMC Corporation 401(k) Savings Plan

Notes to Financial Statements

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition

All investments are recorded at fair value in the financial statements. For information related to the Plan’s valuation methodologies, see Note 3 of these financial statements.

As described in the Codification, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust. As required by the authoritative guidance, the Statements of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

The Plan presents in the statement of changes in net assets available for benefits net appreciation (depreciation) in the fair value of its investments, which consists of realized gains or losses, and unrealized appreciation (depreciation) on investments. The cost of investments is determined on the average cost basis in calculating realized gains or losses.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Expenses of the Plan

The majority of administrative expenses, including legal and participant accounting, and other costs of administrating the Plan, and certain expenses directly relating to the investments are charged to and paid by the Company. Certain transaction expenses are paid by the Plan.

Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan and to discontinue contributions at any time. The Plan administrator, upon termination, shall cause the assets of the Plan to be allocated as described in the Plan. In the event of Plan termination, participants will become 100% vested in their accounts.

Payment of Benefits

Benefits are recorded when paid.

EMC Corporation 401(k) Savings Plan

Notes to Financial Statements

Reclassifications

Certain amounts in the prior period financial statements have been reclassified to conform to the current presentation.

3.	Fair Value of Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last is considered unobservable, that may be used to measure fair value:

•	Level 1 – Quoted prices in active markets for identical assets or liabilities.

•

Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Following is a description of the Plan’s valuation methodologies for assets and liabilities measured at fair value. Such valuation methodologies were applied to all of the assets and liabilities carried at fair value. The Plan has an established and well-documented process for determining fair values. Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon valuation models that primarily use, as inputs, market-based or independently-sourced market parameters, including yield curves, interest rates, volatilities, equity or debt prices and credit curves. In addition to market information, models also incorporate transaction details such as maturity. Valuation adjustments, such as liquidity valuation adjustments, may be necessary when the Plan is unable to observe a recent market price for a financial instrument that trades in inactive (or less active) markets. Liquidity adjustments are not taken for positions classified within Level 1 (as defined above in the fair value hierarchy).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. Following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

EMC Corporation 401(k) Savings Plan

Notes to Financial Statements

Assets and Liabilities

EMC Corporation Stock Fund

EMC Corporation common stock is valued daily at the closing price reported on the New York Stock Exchange Composite Transaction Tape and is classified within Level 1 of the valuation hierarchy.

Common collective trust funds

The Common collective trust fund is a comingled pool of investments, not a mutual fund, with the objective of preserving principal while earning interest income. The Common collective trust is valued at the net asset value representing the value of which shares may be purchased or redeemed. The beneficial interest in the net assets of the trust is represented by units. Issues and redemption of units are recorded, upon receipt of the unit holder’s instruction in good order, based on the next determined net asset value per unit. Net asset value per unit is determined each business day. Common collective trusts are classified within Level 2 of the valuation hierarchy.

Registered investment companies (mutual funds)

These investments are public investment vehicles valued using the Net Asset Value (“NAV”) provided by the administrator of the fund and calculated daily at the close of business on the NYSE. The NAV is based on the value of the underlying asset owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. Investments in mutual funds are classified within Level 1 of the valuation hierarchy.

Loans to plan participants

Loans to plan participants are valued at cost plus accrued interest, which approximates fair value and are classified within Level 3 of the valuation hierarchy.

The following tables present the financial instruments carried at fair value as of December 31, 2009 and 2008, by caption on the Statements of Net Assets Available for Benefits and valuation hierarchy (as described above).

As of December 31, 2009	Level 1	Level 2	Level 3	Total
Interest bearing cash	$827,158	$—	$—	$827,158
EMC Corporation common stock	68,000,805	—	—	68,000,805
Mutual funds:
Growth funds	434,592,519	—	—	434,592,519
Capital funds	316,947,132	—	—	316,947,132
Capital preservation funds	164,321,544	—	—	164,321,544
Blend funds	163,777,960	—	—	163,777,960
Flexible funds	152,461,654	—	—	152,461,654
Taxable first tier funds	123,505,528	—	—	123,505,528
Index funds	107,696,593	—	—	107,696,593
Income funds	103,525,363	—	—	103,525,363
Balanced funds	92,643,574	—	—	92,643,574
Other funds	73,839,433	—	—	73,839,433

Total mutual funds	1,733,311,300	—	—	1,733,311,300
Common collective trust	—	104,874,535	—	104,874,535
Loans to participants (interest rate range: 3.25%–10.50%)	—	—	32,182,195	32,182,195

Total investments	$1,802,139,263	$104,874,535	$32,182,195	$1,939,195,993

EMC Corporation 401(k) Savings Plan

Notes to Financial Statements

As of December 31, 2008	Level 1	Level 2	Level 3	Total
Interest bearing cash	$342,019	$—	$—	$342,019
EMC Corporation common stock	40,259,223	—	—	40,259,223
Mutual funds:
Growth funds	300,813,909	—	—	300,813,909
Capital funds	209,824,776	—	—	209,824,776
Taxable first tier funds	127,974,387	—	—	127,974,387
Blend funds	115,672,523	—	—	115,672,523
Capital preservation funds	114,509,846	—	—	114,509,846
Flexible funds	98,564,304	—	—	98,564,304
Income funds	81,146,494	—	—	81,146,494
Index funds	76,374,750	—	—	76,374,750
Balanced funds	67,808,915	—	—	67,808,915
Other funds	45,169,178	—	—	45,169,178

Total mutual funds	1,237,859,082	—	—	1,237,859,082
Common collective trust	—	103,901,314	—	103,901,314
Loans to participants (interest rate range: 4.0%–10.25%)	—	—	30,114,554	30,114,554

Total investments	$1,278,460,324	$103,901,314	$30,114,554	$1,412,476,192

Activity within the Level 3 investments for the year ended December 31, 2009 was as follows:

Balance, beginning of year	$30,114,554
Loans, principal and interest payments (net)	2,067,641

Balance, end of year	$32,182,195

4.	Tax Status of the Plan

The IRS has determined by a letter dated July 2, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable sections of the Code.

5.	Related Party Transactions

The Plan invests in Common Stock of the Company and transactions in this Common Stock are related party transactions. During the year ended December 31, 2009, the Plan purchased shares of the Common Stock at an aggregate value of $10,857,451 and sold shares of the Common Stock at an aggregate value of $10,371,806.

Certain Plan investments are shares of mutual funds managed by FMR Corp. FMR Corp. is a related party to the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for the investment management and recordkeeping services amounted to $74,140 for the year ended December 31, 2009. Loans to participants also qualify as party-in-interest transactions.

EMC Corporation 401(k) Savings Plan

Notes to Financial Statements

6.	Risks and Uncertainties

The Plan provides various investment options. Investment securities are exposed to various risks, including interest rate, market and credit risks. Due to the risks associated with investment securities, it is possible that the value of investment securities will change and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7.	Subsequent Events

In the third quarter of 2009, the Company acquired Data Domain, Inc. In January 2010, the Data Domain Inc. 401(k) Plan merged into the Plan resulting in the transfer of assets of $18,042,795 into the Plan.

Management has evaluated the events and transactions that have occurred through the date the financial statements were available to be issued, and noted no items requiring adjustment of the financial statements or additional disclosures.

EMC Corporation 401(k) Savings Plan

Form 5500, “Schedule H, line 4i- Schedule of Assets (Held at End of Year)”

December 31, 2009

	Identity of Issuer, Borrower, Lessor or Similar Party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value.	Units Held	Cost		Current Value
	Common Collective Trust
*	Fidelity	Managed Income Portfolio Fund	106,945,403	*	*	$106,945,403

	Mutual Funds
*	Fidelity	Magellan Fund	2,051,183	*	*	131,932,092
*	Fidelity	Puritan Fund	4,528,563	*	*	72,728,727
*	Fidelity	Equity Income Fund	1,747,900	*	*	68,412,788
*	Fidelity	Retirement Money Market Fund	123,505,528	*	*	123,505,528
*	Fidelity	Equity Income II Fund	2,150,188	*	*	35,112,575
*	Fidelity	Conservative Strategy Fund	17,016	*	*	316,383
*	Fidelity	Moderate Strategy Fund	56,896	*	*	1,086,995
*	Fidelity	Aggressive Strategy Fund	119,069	*	*	1,903,250
*	Fidelity	Independence Fund	4,295,964	*	*	85,575,600
*	Fidelity	Low Priced Stock Fund	2,448,415	*	*	78,202,360
*	Fidelity	Freedom Income Fund	426,152	*	*	4,576,868
*	Fidelity	Freedom 2000 Fund	265,491	*	*	3,013,325
*	Fidelity	Freedom 2005 Fund	54,254	*	*	544,170
*	Fidelity	Freedom 2010 Fund	836,331	*	*	10,462,505
*	Fidelity	Freedom 2015 Fund	629,574	*	*	6,560,161
*	Fidelity	Freedom 2020 Fund	2,982,233	*	*	37,427,019
*	Fidelity	Freedom 2025 Fund	1,240,032	*	*	12,883,937
*	Fidelity	Freedom 2030 Fund	3,965,225	*	*	49,129,133
*	Fidelity	Freedom 2035 Fund	1,301,626	*	*	13,354,686
*	Fidelity	Freedom 2040 Fund	3,176,121	*	*	22,741,026
*	Fidelity	Freedom 2045 Fund	709,235	*	*	6,007,221
*	Fidelity	Freedom 2050 Fund	679,814	*	*	5,676,450
*	Fidelity	Spartan Extended Market Index Fund	554,512	*	*	16,857,158
*	Fidelity	Spartan 500 Index Fund	1,656,720	*	*	65,324,450
*	Fidelity	Small-Cap Stock Fund	3,817,886	*	*	60,857,104
	American	Europacific Growth Fund	4,021,656	*	*	153,948,987
	American	Washington Mutual Investors Fund	1,236,461	*	*	30,454,035
	American	Growth Fund of America	2,903,230	*	*	79,200,112
	T.Rowe Price	Mid-Cap Growth Fund	1,903,368	*	*	90,390,936
	T.Rowe Price	Value Fund	2,792,046	*	*	57,181,105
	Brandywine	Growth Fund	1,247,826	*	*	27,364,824
	Janus	Worldwide Fund	714,739	*	*	28,918,352
	Domini	Social Equity Fund	395,196	*	*	3,212,943
	Pimco	Total Return Fund	12,026,891	*	*	129,890,425
	Pimco	High Yield Fund	3,912,627	*	*	34,431,119
	Franklin Templeton	Small-Cap Growth Fund	1,091,833	*	*	32,569,365
	Franklin Templeton	Foreign Fund	5,926,159	*	*	38,401,510
	Goldman Sachs	Mid-Cap Value Fund	2,296,086	*	*	66,976,831
	Vanguard	U.S. Growth Fund	485,190	*	*	20,664,260
	Vanguard	REIT Index Fund	2,603,570	*	*	25,514,985

		Total mutual funds				1,733,311,300
*	EMC Corporation	Common Stock	3,892,433	*	*	68,000,805
*	EMC Corporation	Interest Bearing Cash	827,158	*	*	827,158

		Total EMC Corporation Stock Fund				68,827,963
*	Participants	Participant loans (interest rate range: 3.25%-10.50%)		*	*	32,182,195

		Total				$1,941,266,861

*	Party-in-interest.
*	Cost information is not required for participant directed investments and, therefore, is not included.

EMC Corporation 401(k) Savings Plan

Schedule of Delinquent Participant Contributions

December 31, 2009

Participant Contributions Transferred Late to the Plan	Amounts that Constitute Nonexempt Prohibited Transactions
Participant contributions withheld on 5/29/2009*	$837,038

*	Represents late contributions for which the Plan will complete a Form 5330 filing and pay any applicable excise taxes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

EMC CORPORATION 401(k) SAVINGS PLAN

By:	EMC Corporation 401(k) Oversight and Pension
Committee, Plan Administrator

Date: June 23, 2010	By:	/S/ PAUL T. DACIER
Paul T. Dacier
Executive Vice President and General Counsel and Chair of the EMC Corporation 401(k) Oversight and Pension Committee

EXHIBIT INDEX

Exhibit 23.1        Consent of Independent Registered Public Accounting Firm